May 27, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Committed Capital Acquisition Corporation (f/k/a Plastron Acquisition Corp. II) (the “Company”)
Registration Statement on Form S-1

Ladies and Gentlemen:

In connection with filing the Registration Statement on Form S-1, the Company submits the following information to the Securities and Exchange Commission (the “Commission”), pursuant to Instruction 2 of Item 401(f) of Regulation S-K.

Item 401(f)(8) of Regulation S-K provides that the registration must provide disclosure relating to whether “[any director or officer] was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any … entity or organization that has disciplinary authority over its members or persons associated with a member” within the past ten years if it is “material to an evaluation of the ability or integrity” or such persons. Instruction 2 of Item 401(f) of Regulation S-K provides that the registrant may supplementally furnish information relating to Item 401(f) of Regulation S-K if information relating to such item is omitted on the grounds that it is not material.

On January 24, 2003, a complaint was filed by a securities account holder at Oscar Gruss & Son Inc. (the “Claimant”) in relation to activities that occurred in 2000 against Oscar Gruss & Son Inc. and Philip Wagenheim, a former senior managing director and co-founder of Oscar Gruss & Son’s Private Client Group, a branch office of Oscar Gruss & Son Inc., alleging that Oscar Gruss & Son Inc. and Philip Wagenheim engaged in, among other things, the breach of fiduciary duty and the violation of several National Association of Securities Dealers (“NASD”) Rules, including unauthorized trading activities and churning by the broker handling the account. Mr. Wagenheim was neither a principal of Oscar Gruss & Son Inc. nor was he the broker or the designated supervisor of the broker that was accused of engaging in such activities. Mr. Wagenheim’s liability was found solely based on the doctrine of respondeat superior. The arbitration panel found, under the doctrine of respondeat superior, that Mr. Wagenheim was a de facto superior of the broker handling the account.

The complaint was based on the activities of a broker that was employed by Oscar Gruss & Son Inc. (the “Broker”). Oscar Gruss & Son Inc. was also the employer of the FINRA Series 24-licensed employee who had supervisory responsibility over the Broker (the “Supervisor”) in the office where Mr. Wagenheim was employed.  The Broker was the only person who traded securities in the Claimant’s account – Mr. Wagenheim never bought nor sold any securities in the account of the Claimant or on the Claimant’s behalf.  Furthermore, the designated supervisor of the Broker was the Supervisor, not Mr. Wagenheim.  It is Mr. Wagenheim’s belief that he was named in the complaint, rather than the Broker or the Supervisor, solely based on his financial assets relative to those of the Broker and the Supervisor.

After considering the pleadings, the testimony and the evidence, a NASD arbitration panel ordered Oscar Gruss & Son Inc. to pay the Claimant $648,000, plus 5% interest, and ordered Mr. Wagenheim to pay the Claimant $58,000 plus 5% interest. Pursuant to an indemnification agreement between Broadband Capital Management LLC (“BCM”) and Oscar Gruss & Son Inc., BCM (which is 100% owned by Michael Rapp and Philip Wagenheim) indemnified Oscar Gruss & Son Inc. for the award rendered against Oscar Gruss & Son Inc. described above as compensatory damages.

Based on the above facts, and since Mr. Wagenheim’s liability was found solely based on respondeat superior, the Company believes that the order of the arbitration panel is not material to an evaluation of the ability or integrity of Mr. Wagenheim as a director or an officer of the Company. Mr. Wagenheim did not directly or indirectly engage in any of the alleged wrongdoing, nor was Mr. Wagenheim the designated supervisor of the broker who engaged in the alleged wrongdoing. Mr. Wagenheim’s liability was based solely on allegations made by the Claimant that Mr. Wagenheim had represented to the Claimant (which allegations were refuted by Mr. Wagenheim) that he was the owner of Oscar Gruss & Son Inc. and was the de facto supervisor of the Broker, not that he had participated in any of the alleged wrongful acts. Any actions that could potentially call into question the integrity of the persons related to this arbitration were all taken (or omitted to be taken) solely by the Broker and the Supervisor, not Mr. Wagenheim. Furthermore, Mr. Wagenheim has over 19 years of experience in the securities and financial industry, and he has not been held liable for any matter that would question his integrity. Finally, although the claim was filed in January 2003 and the arbitration order was issued in May 2004, the events on which the claims were made occurred in 2000, more than a decade ago.

Please call the undersigned at (212) 692-6732 with any comments or questions regarding the foregoing.

Sincerely,

By:	/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Philip Wagenheim
Broadband Capital Management LLC

Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP